

2010 ANNUAL REPORT









CHROMALINE MICRO-MACHINING SOLUTIONS IKONICS IMAGING INDUSTRIAL INKJET SOLUTIONS INTERNATIONAL


IKONICS®
Corporation

NASDAQ LISTED IKNX

CONTENTS

CORPORATE PROFILE

2010 Net Sales	$16,517,338
Earnings per common share (diluted)	$0.56
Company founded	1952
Employees	72
NASDAQ Symbol	IKNX



WILLIAM C. ULLAND
Chairman, President & CEO

COMPANY OVERVIEW

CHROMALINE SCREEN PRINT PRODUCTS

Globally respected brand, world-wide distribution and technical excellence throughout the product portfolio, Chromaline continues to serve a critical, strategic role in the stability and growth of IKONICS.

IKONICS IMAGING

Serving the global awards and recognition market, IKONICS Imaging supplies a consistent source of revenue and has proven a launch pad for many of IKONICS' newer ventures.

IKONICS INDUSTRIAL INKJET SOLUTIONS

Representing one of IKONICS' more recent enterprises, Digital Texturing is poised to transform the way industrial textures are produced on a wide variety of consumer and industrial products.

Recent progress on the development of a "Direct to Metal" application is promising and represents a potentially critical competitive advantage.

IKONICS MICRO-MACHINING

A broad-ranging line of products and services, Micro-Machining is an excellent example of leveraging IKONICS core technological and production competencies to new markets, such as aerospace, advanced material machining and custom coating solutions.

IKONICS INTERNATIONAL

In 2010, IKONICS recorded sales in 94 countries, representing virtually every offering within the IKONICS product roster.

Letter to Shareholders

I am pleased to report a year of record sales and robust earnings. Sales were $16,517,000, representing a 9% increase over 2009 with earnings of $1,114,000 or $0.56 per share compared to a loss of $0.16 per share in 2009. The 2009 loss was caused by the write-off of an investment in imagining Technologies international in the third quarter of 2009.

A number of our new initiatives achieved commercial success in 2010. During the fourth quarter we sold a Digital Texturing (DTX) V-Jet printer. We were also granted a European patent on the DTX process in 2010, and applications have been made for similar patents in the US and Japan. Dr. Karl Shaw, a technical and business leader in the mold texturing industry, has recently joined our DTX team and is assisting in the global introduction of our unique technology.

In 2010, we developed a custom film for the abrasive machining of composite materials used in the aerospace industry, including sound-deadening applications. This offering has met with growing acceptance from our current customers, and established companies are beginning to convert to our technology. In 2010, we also developed and applied for a patent on a film designed for the micro-machining of electronic wafers.

As these technologies have graduated from the lab to the market, we have shifted from simply selling products, to providing solutions to industrial consumers, based on our unique technological strengths. We have modified our organizational structure and our sales model to reflect this new focus. Although we are still developing technologies that require on-going investment, we are now preparing to benefit from the new technologies we have developed. Our newly named business units: Micro-Machining Solutions, Industrial Inkjet Solutions and Coating Solutions, along with the appointment of Product Managers for these units, reflect this change of focus.

Throughout 2010, our traditional businesses continued to be profitable. Export sales grew 17% in 2010 over 2009, due to strong results in both Europe and Latin America. Chromaline, our domestic screen print stencil business, and PhotoBrasive Systems, our offering to the awards and recognition industry, still suffered from the effects of the recession and the mature nature of those markets. However, our reorganization also encompasses these businesses, and I am confident that, with new energy, coupled with aggressive actionable plans, they are positioned for growth.

We ended 2010 in a strong financial position with $3,509,000 in cash and short-term investments, no bank debt, new leadership technologies being introduced to world markets, and aggressive growth plans for our traditional businesses. I believe 2011 will be a strong year for Ikonics.

WILLIAM C. ULLAND
Chairman, President & CEO

March 22, 2011

The preceding letter contains statements regarding future financial results, new products and other matters that involve risks and uncertainties. The Company's actual results could differ materially as a result of domestic and global economic conditions, competitive market conditions, acceptance of new products, as well as the other factors described elsewhere in this Annual Report and in the Company's most recent Form 10-K and most recent Form 10-Q on file with the SEC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis focuses on those factors that had a material effect on the Company's financial results of operations and financial condition during 2010 and 2009 and should be read in connection with the Company's audited financial statements and notes thereto for the years ended December 31, 2010 and 2009, included herein.

Factors that May Affect Future Results

Certain statements made in this Annual Report, including those summarized below, are forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and actual results may differ. Factors that could cause actual results to differ include those identified below.

The belief that the Company's current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations and capital expenditures. The belief that the Company's low debt levels and available line of credit make it unlikely that a decrease in product demand would impair the Company's ability to fund operations – Changes in anticipated operating results, credit availability, equity market conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.

The Company's expectations as to the level and use of planned capital expenditures and that capital expenditures will be funded with cash generated from operating activities – This expectation may be affected by changes in the Company's anticipated capital expenditure requirements resulting from unforeseen required maintenance, repairs or capital asset additions. The funding of planned or unforeseen expenditures may also be affected by changes in anticipated operating results resulting from decreased sales, lack of acceptance of new products or increased operating expenses or by other unexpected events affecting the Company's financial position.

The Company's belief that its vulnerability to foreign currency fluctuations and general economic conditions in foreign countries is not significant – This belief may be impacted by economic, political and social conditions in foreign markets, changes in regulatory and competitive conditions, a change in the amount or geographic focus of the Company's international sales, or changes in purchase or sales terms.

The Company's plans to continue to invest in research and development efforts, expedite internal product development and invest in technological alliances, as well as the expected focus and results of such investments – These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances, the ability to find suitable and willing technology partners or other changes in competitive or market conditions.

The Company's belief that sales growth will occur in China and India due to increased sales efforts – These efforts may be impacted by economic, political and social conditions in these foreign markets, regulatory conditions in such markets, unanticipated changes in expenses or sales, lack of market acceptance of the Company's products, changes in competitive conditions or other barriers to entry or expansion.

The Company's belief as to future sources of sales growth and profitability, including from photo resist film, export markets and other products the Company sells – The sources of future increases to the Company's sales and profitability, and the Company's ability to increase sales or profitability at all, may be impacted by lack of market acceptance for the Company's products, adverse changes to the global economy and consumer confidence, the adequacy of the Company's intellectual property protections, the Company's ability to customize its products for new markets, the Company's ability to maintain the quality of its receivables while adding customers in new markets and the Company's ability to maintain its reputation for quality products.

Critical Accounting Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. Therefore, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting estimates which IKONICS believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Accounts Receivable – The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by review of the current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same collection history that has occurred in the past. The general payment terms are net 30-45 days for domestic customers and net 30-90 days for foreign customers. A small percentage of the accounts receivable balance are denominated in a foreign currency with no concentration in any given country. At the end of each reporting period, the Company analyzes the receivable balance for customers paying in a foreign currency. These balances are adjusted to each quarter or year spot rate in accordance with FASB ASC 830, Foreign Currency Matters.

Inventory – Inventories are valued at the lower of cost or market value using the last in, first out (LIFO) method. The Company monitors its inventory for obsolescence and records reductions from cost when required.

Income Taxes – At December 31, 2010, the Company had net current deferred tax assets of $157,000 and net noncurrent deferred tax liabilities of $171,000. The deferred tax assets and liabilities result primarily from temporary differences in property and equipment, accrued expenses, and inventory reserves. In connection with the recording of an impairment charge during 2009 as described below, the Company has recorded a deferred tax asset and corresponding full valuation allowance in the amount of $323,000 as it is more likely that this asset will not be realized. The fully reserved $323,000 deferred tax asset related to the capital loss can be carried back two years and carried forward four years and must be offset by a capital gain. The Company has determined that is more likely than not that the remaining deferred tax assets will be realized and that an additional valuation allowance for such assets in not currently required. The Company accounts for its uncertain tax positions under the provision of FASB ASC 740, Income Taxes. At December 31, 2009 the Company had recorded a liability of $27,000 related to an uncertain tax position which was eliminated during 2010 and had no reserves for uncertain tax positions at December 31, 2010.

Investments in Non-Marketable Equity Securities – The carrying value of financial instruments, such as cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of their short term nature. The Company does not hold or issue financial instruments for trading purposes. The Company's investment in non-marketable securities was comprised of shares in iTi and previously carried at cost. In 2009, the Company recorded an impairment charge of $918,951, reducing the investment in iTi to $0, because iTi was unable to fund operations, acquire financing or negotiate the sale of the Company. iTi has since ceased operations and has been liquidated.

Revenue Recognition – The Company recognizes revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location depending on the agreement with the customer. The Company sells its products to both distributors and end-users. Sales to distributors and end-users are recorded based upon the criteria governed by the sales, delivery, and payment terms stated on the invoices from the Company to the purchaser. In addition to transfer of title / risk of loss, all revenue is recorded in accordance with the criteria outlined within SAB 104 and FASB ASC 605 Revenue Recognition:

a.) persuasive evidence of an arrangement (principally in the form of customer sales orders and the Company's sales invoices)

b.) delivery and performance (evidenced by proof of delivery, e.g. the shipment of film and substrates with bill of lading used for proof of delivery for FOB shipping point terms, and the carrier booking confirmation report used for FOB destination terms). Once the finished product is shipped and physically delivered under the terms of the invoice and sales order, the Company has no additional performance or service obligations to complete

c.) a fixed and determinable sales price (the Company's pricing is established and is not based on variable terms, as evidenced in either the Company's invoices or the limited number of distribution agreements; the Company rarely grants extended payment terms and has no history of concessions)

d.) a reasonable likelihood of payment (the Company's terms are standard, and the Company does not have a substantial history of customer defaults or non-payment)

Sales are reported on a net basis by deducting credits, estimated normal returns and discounts. The Company's return policy does not vary by geography. The customer has no rotation or price protection rights and the Company is not under a warranty obligation except for a minimal obligation related to six months of service on the DTX printer sold in 2010. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Results of Operations

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Sales – The Company's net sales increased 9.2% in 2010 to a record $16.5 million compared to net sales of $15.1 million in 2009. Strong sales in Europe and Latin America drove a 17.1% Export sales increase for 2010 compared to 2009. IKONICS Imaging also realized a 19.9% sales increase over 2009. Over one-half of the IKONICS Imaging sales increase was related to the Company's new business initiatives. Sales to the awards and trophy market also grew in 2010. Partially offsetting these sales increases, Domestic sales decreased 2.0% in 2010 due to lower private label film shipments.

Gross Profit – Gross profit was $6.8 million, or 41.1% of sales, in 2010 and $6.1 million, or 40.1% of sales, in 2009. Export gross profit percentage increased to 30.0% in 2010 compared to 26.5% in 2009 due to higher volumes and an improved sales mix. Improved volumes and sales mix also accounted for IKONICS Imaging's gross profit percentage increase from 44.3% in 2009 to 45.5% in 2010. Domestic gross profit percentage improved slightly from 47.1% in 2009 to 47.4% in 2010.

Selling, General and Administrative Expenses – Selling, general and administrative expenses of $4.6 million, or 27.7% of sales, in 2010 were comparable to selling general and administrative expenses in 2009 of $4.5 million, or 30.0% of sales.

Research and Development Expenses – Research and development expenses in 2010 were $696,000, or 4.2% of sales, versus $654,000, or 4.3% of sales, in 2009. The 2010 increase is related primarily to the $31,000 abandonment of patent applications. The Company records patent application costs as an asset and amortizes those costs upon successful completion of the application process or expenses those costs when an application is abandoned.

Gain on Sale of Non-Marketable Equity Securities – The Company realized a gain of $29,800 in 2009 on the sale of its investment in the common and preferred stock of Apprise Technologies, Inc. The original sale took place during 2007. The final $29,800 received in 2009 was related to a portion of the original sales price that was placed in escrow at the time of the sale for indemnification obligations as part of the agreement between Apprise and its purchaser. The Company did not have any non-marketable equity securities as of December 31, 2010 and accordingly did not have any gain on any such securities during 2010.

Loss on Investment in Non-Marketable Equity Securities – The Company's 2009 investment in non-marketable securities was comprised of shares in iTi and was previously carried at cost. Non-marketable securities are not adjusted to fair value on a recurring basis; however, they are assessed for an other than temporary decline in fair value. A decline in the market value for these securities that is determined to be other than temporary results in a revaluation of its carrying amount to fair value. An impairment analysis was conducted in accordance with applicable accounting standards in 2009, and the Company recorded an impairment charge of $919,000, which represents a full write-off of the Company's investment in iTi to $0. The Company did not have any loss on investments in non-marketable equity securities in 2010.

Interest Income – The Company earned $19,700 of interest income in 2010 compared to $8,000 in 2009. The interest earned in 2010 and 2009 is related to interest received from the Company's short-term investments, which consist of fully insured certificates of deposit with remaining maturities ranging from 2 to 12 months.

Income Taxes – During 2010, the Company realized income tax expense of $440,000, or an effective rate of 28.3%, compared to income tax expense of $296,000 in 2009. Income tax expense in 2010 and 2009 was impacted by derecognizing a liability for unrecognized tax benefits relating to a tax year where the statute of limitations expired during the year. A $27,000 liability was derecognized in 2010 while a $21,000 liability was derecognized in 2009. During 2010, the Company also recorded an out-of-period tax benefit adjustment of $15,000 relating to December 31, 2009 estimates for tax credits as well as the receipt of interest of approximately $13,000 related to Minnesota state income tax returns. Income tax expense in 2010 and 2009 also benefitted from the domestic manufacturing deduction, and research and development credits. In 2009 the Company did not receive a tax benefit from the $919,000 loss on investment in non-marketable equity securities since the Company recorded a full valuation allowance against the deferred tax asset resulting from the loss on the capital asset impairment charge, as it is currently more likely that the deferred tax asset will not be realized.

Liquidity and Capital Resources

The Company has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures, annual capital requirements, and research and development expenditures.

Cash was $1,291,000 and $1,305,000 at December 31, 2010 and 2009, respectively. In addition to its cash, the Company also held $2,218,000 of short term investments as of December 31, 2010 and $802,000 of short term investments as of December 31, 2009. The Company generated $1,601,000 in cash from operating activities during 2010, compared to generating $1,374,000 of cash from operating activities in 2009. Cash provided by operating activities is primarily the result of the net income (loss) adjusted for non-cash loss and gain on investments, non-cash depreciation and amortization, loss on intangible asset abandonment, deferred taxes, and certain changes in working capital components discussed in the following paragraph.

During 2010, trade receivables decreased by $132,000. The decrease in receivables was driven by improved collection related to an improved economy. Inventory levels increased $127,000 due to higher levels of raw material and finished goods to support the increase in sales volumes. Prepaid expenses and other assets increased $3,000. Accounts payable increased $155,000 due to of the timing of payments to and purchases from vendors. Accrued liabilities decreased $114,000 due to the timing of payroll and the derecognizing of a liability for unrecognized tax benefits relating to a tax year where the statute of limitations expired during the year. Income taxes payable decreased $73,000 reflecting 2010 estimated tax payments.

During 2010, investing activities used $1,637,000. The Company invested $2,621,000 in fully insured certificates of deposits with six $200,000 certificates of deposit maturing during 2010. Purchases of property and equipment totaled $189,000. These capital expenditures were mainly for production equipment and three vehicles for sales persons. The Company received $22,000 from vehicle and equipment sales during 2010. Also during 2010, the Company incurred $54,000 in patent application costs that the Company records as an asset and amortizes upon successful completion of the application process.

During 2009, investing activities used $847,000. The Company invested $1,002,000 in fully insured certificates on deposits with one $200,000 certificate of deposit maturing during 2009. Purchases of property and equipment were $90,000, mainly for new equipment to support the Company's new business initiatives and research activities. Also during 2009, the Company incurred $10,000 in patent application costs that the Company records as an asset and amortizes upon successful completion of the application process or expenses if the application is abandoned. The Company received proceeds of approximately $30,000 in 2009 on the 2007 sale of its investment in the common and preferred stock of Apprise Technologies, Inc. and $26,000 for the sale of equipment and vehicles.

During 2010 the Company received $23,000 from financing activities. The Company received $37,000 from the issuance of 8,500 shares of common stock from the exercise of stock options and the Company repurchased 2,200 shares of it own stock for $15,000. The Company used $124,000 in financing activities during 2009 to repurchase 26,926 shares of its own stock

A bank line of credit exists providing for borrowings of up to $1,250,000. The line of credit is collateralized by trade receivables and inventory and bears interest at 2.5 percentage points over the 30-day LIBOR rate. The Company did not utilize this line of credit during 2010 and 2009 and there were no borrowings outstanding as of December 31, 2010 and 2009. There are no financial covenants related to the line of credit.

The Company believes that current financial resources, its line of credit, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations. The Company also believes that its low debt levels and available line of credit make it unlikely that a decrease in demand for the Company's products would impair the Company's ability to fund operations.

Capital Expenditures

In 2010, the Company had $189,000 in capital expenditures. These capital expenditures were mainly for production equipment and three vehicles for sales persons.

In 2009, the Company made $90,000 in capital expenditures, mainly for equipment to support the Company's new business initiatives and research activities.

The Company expects capital expenditures in 2011 of approximately $600,000. Plans for capital expenditures include two mandatory elevator and manufacturing equipment upgrades, development equipment to modernize the capabilities and processes of IKONICS' laboratory, research and development to improve measurement and quality control processes and a vehicle. These commitments are expected to be funded with cash generated from operating activities.

International Activity

The Company markets its products in numerous countries in all regions of the world, including North America, Europe, Latin America, and Asia. The Company's 2010 foreign sales of $5,421,000 were approximately 32.8% of total sales, compared to the 2009 foreign sales of $4,629,000, which were 30.6% of total sales. The increase in foreign sales in 2010 was primarily due to growth in both Europe and Latin America. The Company anticipates sales growth in India and China due to increased sales efforts. Fluctuations in certain foreign currencies have not significantly impacted the Company's operations because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

The Company's foreign transactions are primarily negotiated, invoiced and paid in U.S. dollars, while a portion is transacted in Euros. IKONICS has not implemented an economic hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of December 31, 2010. Furthermore, the impact of foreign exchange on the Company's balance sheet and operating results was not material in either 2010 or 2009.

Future Outlook

IKONICS has spent on average over 4% of its sales dollars for the past few years in research and development and has made capital expenditures related to its digital technology program. The Company plans to maintain its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to commercialize new product opportunities.

In 2010, the Company made substantial progress on its new business initiatives. Photomachining and sound deadening were in commercial operation supplying product to major electronics, defense and aerospace customers. A DTX printer was sold in the fourth quarter of 2010; it is performing to expectations and generating sales of related consumables. In 2010, the Company entered into a strategic alliance with Colour Scanner Technology GMBH for the supply and marketing of DTX printers. The Company was also awarded a European patent on its DTX technology in 2010.

In 2010, the Company developed and applied for a patent on its I-HE photo resist film for the etching of electronic wafers and developed I-XE low silicone photo resist film for the aerospace industry. The Company believes both films have been well received and have begun to generate profitable sales which the Company believes will continue in 2011.

Export sales grew by 17% in 2010 and the Company expects continued growth in 2011 as the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

In 2010, the Company's traditional domestic screen print stencil business was flat. The Company anticipates growth in this area in 2011 with an improving economy and new sales efforts. Sales to the awards and recognition market of the Company's sandblast resist films rebounded in 2010 with the improving economy, and the Company expects that trend to continue in 2011.

Other future activities undertaken to expand the Company's business may include acquisitions, building improvements, equipment additions, new product development and marketing opportunities.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Recent Accounting Pronouncements

None

Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the Nasdaq Capital Market under the symbol IKNX. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Company's Common Stock as reported on the Nasdaq Capital Market for the periods indicated.

Fiscal Year Ended December 31, 2010:	High	Low
First Quarter	$ 7.16	$ 6.30
Second Quarter	7.50	6.52
Third Quarter	7.32	6.40
Fourth Quarter	8.00	6.91

Fiscal Year Ended December 31, 2009:	High	Low
First Quarter	$ 5.80	$ 4.00
Second Quarter	6.87	4.35
Third Quarter	7.98	5.50
Fourth Quarter	8.29	6.30

As of February 23, 2011, the Company had approximately 596 shareholders. The Company has never declared or paid any dividends on its Common Stock.

In prior years, the Company's board of directors had authorized the repurchase of 250,000 shares of common stock. A total of 216,969 shares have been repurchased under this program including 2,200 shares repurchased during 2010. The plan allows for an additional 33,031 shares to be repurchased.

For Year Ended Dec. 31, 2010	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under The Plans or Programs
Jan. 1 – Jul. 31	-	-	-	35,231
Aug. 1 – Aug. 31	2,200	$6.88	2,200	33,031
Sep. 1 – Dec. 31	-	-	-	33,031
	2,200	$6.88	2,200	33,031

Management's Report

The financial statements of IKONICS Corporation have been prepared by Company management who are responsible for their content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on judgements of management.

The financial statements have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm.

The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to discuss the company's internal accounting controls and financial reporting matters. Our independent registered public accounting firm has unrestricted access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

WILLIAM C. ULLAND
Chairman, President & CEO

JON GERLACH
Chief Financial Officer & V.P. Finance

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f)under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment and those criteria, management believes that, as of December 31, 2010, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Our management's report of the effectiveness on the design and operation of our internal control over financial reporting was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

WILLIAM C. ULLAND
Chairman, President & CEO

JON GERLACH
Chief Financial Officer & V.P. Finance

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
IKONICS Corporation

We have audited the accompanying balance sheets of IKONICS Corporation as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IKONICS Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Duluth, Minnesota

March 3, 2011

BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

Assets

	2010	2009
Current Assets:		
Cash (Note 7)	$ 1,291,383	$ 1,304,586
Short-term investments	2,217,990	802,165
Trade receivables, less allowance of $60,000 in 2010 and $78,000 in 2009 (Notes 5, 7, and 8)	1,883,428	2,015,798
Inventories (Notes 1 and 8)	2,198,064	2,070,602
Prepaid expenses and other assets	63,965	61,337
Deferred income taxes (Note 2)	157,000	163,000
Total current assets	7,811,830	6,417,488
Property, Plant, And Equipment, At Cost:		
Land and building	5,888,445	5,883,794
Machinery and equipment	2,455,238	2,456,218
Office equipment	642,100	741,895
Vehicles	234,650	241,006
	9,220,433	9,322,913
Less accumulated depreciation	4,207,500	4,088,669
	5,012,933	5,234,244
Intangible assets, less accumulated amortization of $376,983 in 2010 and $325,576 in 2009 (Note 3)	317,168	345,540
	$ 13,141,931	$ 11,997,272

Liabilities And Stockholders' Equity

	2010	2009
Current Liabilities:		
Accounts Payable	$ 441,830	$ 286,610
Accrued compensation	282,196	337,365
Other accrued liabilities (Note 2)	45,868	104,408
Income taxes payable	8,090	80,803
Total current liabilities	777,984	809,186
Deferred Income Taxes (Note 2)	171,000	162,000
Total liabilities	948,984	971,186
Stockholders' Equity:		
Preferred stock, par value $.10 per share; authorized 250,000 shares: issued none	-	-
Common stock, par value $.10 per share; authorized 4,750,000 shares: issued and outstanding 1,973,357 shares in 2010 and 1,967,057 shares in 2009 (Note 6)	197,336	196,706
Additional paid-in capital	2,263,176	2,198,289
Retained earnings	9,732,435	8,631,091
Total stockholders' equity	12,192,947	11,026,086
	$ 13,141,931	$ 11,997,272

See notes to financial statements.

Statements Of Operations

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
NET SALES	$ 16,517,338	$ 15,121,617
COST OF GOODS SOLD	9,713,054	9,054,771
GROSS PROFIT	6,804,284	6,066,846
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,574,452	4,543,448
RESEARCH AND DEVELOPMENT EXPENSES	695,593	653,747
	5,270,045	5,197,195
INCOME FROM OPERATIONS	1,534,239	869,651
GAIN ON SALE OF NON-MARKETABLE EQUITY SECURITIES	-	29,762
LOSS ON INVESTMENT IN NON-MARKETABLE EQUITY SECURITIES	-	(918,951)
INTEREST INCOME	19,681	8,178
INCOME (LOSS) BEFORE INCOME TAXES	1,553,920	(11,360)
FEDERAL AND STATE INCOME TAXES (NOTE 2)	440,000	296,000
NET INCOME (LOSS)	$ 1,113,920	$ (307,360)
EARNINGS (LOSS) PER COMMON SHARE:		
Basic	$ 0.56	$ (0.16)
Diluted	$ 0.56	$ (0.16)
WEIGHTED AVERAGE COMMON SHARES:		
Basic	1,971,717	1,973,739
Diluted	1,973,447	1,973,739

See notes to financial statements.

Statements Of Stockholders' Equity

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance At December 31, 2008	1,993,983	$ 199,398	$ 2,202,888	$ 9,031,354	$ 11,433,640
Net loss	-	-	-	(307,360)	(307,360)
Common Stock Repurchased	(26,926)	(2,692)	(28,249)	(92,903)	(123,844)
Stock based compensation and related tax benefit	-	-	23,650	-	23,650
Balance At December 31, 2009	1,967,057	196,706	2,198,289	8,631,091	11,026,086
Net income	-	-	-	1,113,920	1,113,920
Exercise of stock options	8,500	850	36,890	-	37,740
Common stock repurchased	(2,200)	(220)	(2,334)	(12,576)	(15,130)
Tax benefit resulting from stock option exercises			914		914
Stock based compensation and related tax benefit	-	-	29,417	-	29,417
Balance At December 31, 2010	1,973,357	$ 197,336	$ 2,263,176	$ 9,732,435	$ 12,192,947

See notes to financial statements.

Statements Of Cash Flows

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,113,920	$ (307,360)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation	402,027	424,573
Amortization	51,407	55,251
Stock based compensation	29,417	23,650
(Gain) loss on sale of equipment and vehicles	(13,766)	8,059
Loss on intangible asset abandonment	31,372	12,700
Gain on sale of non-marketable equity securities	-	(29,762)
Loss on investment in non-marketable equity securities	-	918,951
Deferred income taxes	15,000	(48,000)
CHANGES IN WORKING CAPITAL COMPONENTS:		
Trade receivables	132,370	61,360
Inventories	(127,462)	38,562
Prepaid expenses and other assets	(2,628)	130,864
Income tax refund receivable	-	185,869
Accounts payable	155,220	(178,173)
Accrued liabilities	(113,709)	(3,233)
Income taxes payable	(71,799)	80,803
Net cash provided by operating activities	1,601,369	1,374,114
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(189,150)	(90,313)
Proceeds from sale of equipment and vehicles	22,200	25,500
Purchases of intangibles	(54,407)	(10,206)
Purchases of short-term investments	(2,621,393)	(1,002,165)
Proceeds from sale of short-term investments	1,205,568	200,000
Proceeds from sale of non-marketable equity securities	-	29,762
Net cash used in investing activities	(1,637,182)	(847,422)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of common stock	(15,130)	(123,844)
Proceeds from exercise of stock options	37,740	-
Net cash provided by (used in) financing activities	22,610	(123,844)
NET INCREASE (DECREASE) IN CASH	(13,203)	402,848
CASH AT BEGINNING OF YEAR	1,304,586	901,738
CASH AT END OF YEAR	$ 1,291,383	$ 1,304,586
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes, net of refunds received of $81,422 and $119,423, respectively	$ 531,799	$ 96,380

See notes to financial statements.

Notes To Financial Statements
YEARS ENDED DECEMBER 31, 2010 AND 2009

1. Summary Of Significant Accounting Policies

Description of Business and Foreign Export Sales - IKONICS Corporation (the Company) develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications are primarily screen printing and abrasive etching. The Company's principal markets are throughout the United States. In addition, the Company sells to Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Foreign export sales approximated 32.8% of net sales in 2010 and 30.6% of net sales in 2009. The Company's accounts receivable at December 31, 2010 and 2009 due from foreign customers were 38.5% and 36.7%, respectively. The foreign export receivables are composed primarily of open credit arrangements with terms ranging from 30 to 90 days. No single customer represented greater than 10% of net sales in 2010 or in 2009.

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 3, 2011, the date the financial statements were issued.

A summary of the Company's significant accounting policies follows:

Short-Term Investments - Short-term investments consist of $2,217,990 and $802,165 of fully insured certificates of deposit with maturities ranging from one to twelve months as of December 31, 2010 and 2009, respectively.

Trade Receivables – Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an on-going basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Accounts are considered past due if payment is not received according to agreed-upon terms.

A small percentage of the accounts receivable balance is denominated in a foreign currency with no concentration in any given country. At the end of each reporting period, the Company analyzes the receivable balance for customers paying in a foreign currency. These balances are adjusted to each quarter or year spot rate in accordance with FASB ASC 830, Foreign Currency Matters. Foreign currency transactions and translation adjustments did not have a significant effect on the Balance Sheet or the Statements of Stockholders' Equity and Cash Flows for 2010 and 2009.

Inventories - Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. If the first-in, first-out cost method had been used, inventories would have been approximately $993,000 and $893,000 higher than reported at December 31, 2010 and 2009, respectively. During 2009, certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers. The liquidations decreased cost of goods sold by approximately $59,000 in 2009. No layers were liquidated in 2010. The major components of inventories, net of the allowance for obsolescence, are as follows:

	2010	2009
Raw materials	$ 1,403,875	$ 1,333,549
Work-in-progress	294,006	277,876
Finished goods	1,493,226	1,351,736
Reduction to LIFO cost	(993,043)	(892,559)
Total inventories	$ 2,198,064	$ 2,070,602

Depreciation - Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	15-40
Machinery and equipment	5-10
Office equipment	3-10
Vehicles	3

Intangible Assets – Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or agreement terms. Intangible assets with finite lives are assessed for impairment whenever events or circumstances indicate the carrying value may not be fully recoverable by comparing the carrying value of the intangibles to their future undiscounted cash flows. To the extent the undiscounted cash flows are less than the carrying value, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to determine the impairment amount.

As of December 31, 2010 the remaining estimated weighted average useful lives of intangible assets are as follows:

	Years
Patents	16.5
Licenses	5.0
Non-compete agreements	3.5

Fair Value of Financial Instruments – The carrying amounts of financial instruments, including cash, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments.

Revenue Recognition - The Company recognizes revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location depending on the agreement with the customer. The Company sells its products to both distributors and end-users. Sales to distributors and end-users are recorded based upon the criteria governed by the sales, delivery, and payment terms stated on the invoices from the Company to the purchaser. In addition to transfer of title / risk of loss, all revenue is recorded in accordance with the criteria outlined within SAB 104 and FASB ASC 605 Revenue Recognition:

(a) persuasive evidence of an arrangement (principally in the form of customer sales orders and the Company's sales invoices, as generally there is no other formal agreement underlying the sale transactions)

(b) delivery and performance (evidenced by proof of delivery, e.g. the shipment of film and substrates with bill of lading used for proof of delivery for FOB shipping point terms, and the carrier booking confirmation report used for FOB destination terms). Once the finished product is shipped and physically delivered under the terms of the invoice and sales order, the Company has no additional performance or service obligations to complete

(c) a fixed and determinable sales price (the Company's pricing is established and is not based on variable terms, as evidenced in either the Company's invoices or the limited number of distribution agreements; the Company rarely grants extended payment terms and has no history of concessions)

(d) a reasonable likelihood of payment (the Company's terms are standard, and the Company does not have a substantial history of customer defaults or non-payment)

Sales are reported on a net basis by deducting credits, estimated normal returns and discounts. The Company's return policy does not vary by geography. The customer has no rotation or price protection rights and the Company is not under a warranty obligation except for a minimal obligation related to six months of service on the DTX printer sold in 2010. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Deferred Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings (loss) Per Common Share (EPS) - Basic EPS is calculated using net income divided by the weighted average of common shares outstanding. Diluted EPS is similar to Basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares, when dilutive, that would have been outstanding if the potential dilutive common shares, such as those shares subject to options, had been issued. For the year ended December 31, 2009, the effect of all stock-based awards were anti-dilutive due to the net loss incurred and, therefore, they were not included in the computation of per share amounts.

Shares used in the calculation of diluted EPS are summarized below:

	2010	2009
Weighted average common shares outstanding	1,971,717	1,973,739
Dilutive effect of stock options	1,730	-
Weighted average common and common equivalent shares outstanding	1,973,447	1,973,739

At December 31, 2010, options to purchase 16,250 shares of common stock with a weighted average exercise price of $7.89 were outstanding, but were excluded from the computation of common share equivalents because they were anti-dilutive. If the Company had been in a net income position in 2009, 28,000 options with a weighted average exercise price of $4.83 would have been included as part of the weighted average common as the options would have been dilutive.

Employee Stock Plan - The Company accounts for employee stock options under the provision of ASC 718 Compensation – Stock Compensation.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts receivable, the reserve for inventory obsolescence and the valuation allowance for deferred tax assets

2. Income Taxes

Income tax expense (benefit) for the years ended December 31, 2010 and 2009 consists of the following:

	2010	2009
Current:		
Federal	$ 428,000	$ 325,000
State	(3,000)	19,000
	425,000	344,000
Deferred	15,000	(48,000)
	$ 440,000	$ 296,000

The expected provision (benefit) for income taxes, computed by applying the U.S. federal income tax rate of 35% in 2010 and 2009 to income before taxes, is reconciled to income tax expense as follows:

	2010	2009
Expected provision (benefit) for federal income taxes	$ 544,000	$ (5,000)
State income taxes, net of federal benefit	(2,100)	15,300
Reversal of uncertain tax positions	(27,000)	(21,000)
Domestic manufacturers deduction	(50,100)	(12,800)
Non-deductible meals, entertainment, and life insurance	20,400	16,300
Valuation allowance for capital loss on investment in non-marketable equity securities	-	331,000
Research and development credit	(16,600)	(14,800)
Other	(28,600)	(13,000)
	$ 440,000	$ 296,000

Net deferred tax assets (liabilities) consist of the following as of December 31, 2010 and 2009:

	2010	2009
Accrued vacation	$ 21,000	$ 23,000
Inventories	113,000	114,000
Allowance for doubtful accounts	12,000	18,000
Allowance for sales returns	11,000	11,000
Capital loss carryforward	323,000	331,000
Less valuation allowance	(323,000)	(331,000)
	157,000	166,000
Deferred tax liabilities:		
Property and equipment and other assets	(160,000)	(160,000)
Intangible assets	(11,000)	(3,000)
Prepaid expenses	-	(2,000)
Net deferred tax assets (liabilities)	$ (14,000)	$ 1,000

The deferred tax amounts described above have been included in the accompanying balance sheet as of December 31, 2010 and 2009 as follows:

	2010	2009
Current assets	$ 157,000	$ 163,000
Noncurrent assets (liabilities)	(171,000)	(162,000)
	$ (14,000)	$ 1,000

At December 31, 2010 and 2009, the Company established a valuation allowance against its deferred tax asset related to the Company's $919,000 loss on its investment in non-marketable equity securities since it is more likely that the deferred tax asset will not be realized. The deferred tax asset and valuation allowance at December 31, 2010 and December 31, 2009 was $323,000 and $331,000, respectively. In 2010 the Company was able to offset $8,000 of the deferred tax asset with the gain realized on its 2007 sale of its investments in Apprise Technologies. As of December 31, 2010 the remaining deferred tax asset related to the capital loss can be carried back two years and carried forward four years and must be offset by a capital gain.

The Company accounts for its uncertain tax positions under the provisions of FASB ASC 740, Income Taxes. During 2010 and 2009, the statute of limitations for the relevant taxing authority to examine and challenge the tax position for open years expired, resulting in decreases in income tax expense of $27,000 in 2010 and

$21,000 in 2009. As of December 31, 2010, there was no liability for unrecognized tax benefits compared to a liability of $27,000 as of December 31, 2009. The liability for unrecognized tax benefits was included in other accrued liabilities.

It has been the Company's policy to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company had accrued approximately $8,000 of interest related to uncertain tax positions at December 31, 2009. The unrecognized tax benefits at December 31, 2009 relate to taxation of foreign export sales. At December 31, 2010 there is no accrual for interest related to uncertain tax positions as there is no liability for unrecognized tax benefits at December 31, 2010.

The Company is subject to taxation in the United States and various states. The material jurisdictions that are subject to examination by tax authorities primarily include Minnesota and the United States, for tax years 2007, 2008, 2009 and 2010.

A reconciliation of the beginning and ending amounts of unrecognized tax benefit for 2010 and 2009 is as follows:

Balance at January 1, 2009	$ 48,000
Expiration of the statute of limitations for the assessment of taxes	(21,000)
Balance at December 31, 2009	27,000
Expiration of the statute of limitations for the assessment of taxes	(27,000)
Balance at December 31, 2010	$ 0

3. Intangible Assets

Intangible assets consist of patents, patent applications, licenses and covenants not to compete arising from business combinations. Capitalized patent application costs are included with patents. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement, whichever is shorter. In 2010 the Company wrote off $31,000 of costs related to patent applications compared to $13,000 written off in 2009. No other impairment adjustments to intangible assets were made during the year ended December 31, 2010 or 2009.

Intangible assets at December 31, 2010 and 2009 consist of the following:

	December 31, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Patents	$ 291,151	$ (123,489)	$ 268,116	$ (115,872)
Licenses	100,000	(67,500)	100,000	(59,376)
Non-compete agreements	303,000	(185,994)	303,000	(150,328)
	$ 694,151	$ (376,983)	$ 671,116	$ (325,576)

Aggregate amortization expense:	**2010**	**2009**
For the years ended December 31	$51,407	$55,251

Estimated amortization expense for the years ending December 31:	
2011	$46,000
2012	46,000
2013	41,000
2014	12,000
2015	9,000

In connection with the license agreements, the Company has agreed to pay royalties ranging from 3% to 5% on the sales of products subject to the agreements. The Company incurred $87,000 of expense under these agreements during 2010, and $74,000 during 2009 which have been included in selling, general and administrative expenses in the Statements of Operations.

4. Retirement Plan

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Company contributes up to 5% of each eligible employee's compensation. Total retirement expense for the years ended December 31, 2010 and 2009 was approximately $188,000 and $175,000, respectively.

5. Segment Information

The Company's reportable segments are strategic business units that offer different products and have a varied customer base. There are three reportable segments: Domestic, Export, and IKONICS Imaging.

Domestic sells screen printing film, emulsions, and inkjet receptive film which is sold to distributors located in the United States. IKONICS Imaging sells photo resistant film, art supplies, glass, metal medium and related abrasive etching equipment to end user customers located in the United States. It is also in the market for etched industrial ceramics, glass and silicon wafers, sound deadening products for aerospace; and is developing and selling proprietary inkjet technology. Export sells primarily the same products as Domestic and IKONICS Imaging to foreign customers. The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies.

Management evaluates the performance of each segment based on the components of divisional income, and with the exception for accounts receivable, does not allocate assets and liabilities to segments. Financial information with respect to the reportable segments follows:

For the year ended December 31, 2010:

	Domestic	Export*	IKONICS Imaging	Other	Total
Net sales	$ 6,653,723	$ 5,420,601	$ 4,443,014	$ -	$ 16,517,338
Cost of goods sold	3,497,971	3,792,335	2,422,748	-	9,713,054
Gross profit	3,155,752	1,628,266	2,020,266	-	6,804,284
Selling, general and Administrative	973,623	571,826	1,128,508	1,900,495	4,574,452
Research and Development	-	-	-	695,593	695,593
Income (loss) from Operations	$ 2,182,129	$ 1,056,440	$ 891,758	(2,596,088)	1,534,239

For the year ended December 31, 2009:

	Domestic	Export*	IKONICS Imaging	Other	Total
Net sales	$ 6,788,355	$ 4,628,855	$ 3,704,407	$ -	$ 15,121,617
Cost of goods sold	3,589,054	3,400,896	2,064,821	-	9,054,771
Gross profit	3,199,301	1,227,959	1,639,586	-	6,066,846
Selling, general and Administrative	944,273	552,616	1,112,485	1,934,074	4,543,448
Research and Development	-	-	-	653,747	653,747
Income (loss) from Operations	$ 2,255,028	$ 675,343	$ 527,101	$ (2,587,821)	$ 869,651

Trade receivables as of December 31, 2010 and 2009	**2010**	**2009**
Domestic	$ 874,535	$ 976,967
Export	725,007	740,547
IKONICS Imaging	325,334	331,117
Other	(41,448)	(32,833)
Total	$ 1,883,428	$ 2,015,798

** In 2010 and 2009, the Company marketed its products in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. No single foreign country accounted for more than 10% of the Company's net sales for 2010 and 2009.*

Sales to foreign customers were 32.8% and 30.6% of the Company's net sales for 2010 and 2009, respectively.

6. Stock Options

The Company has a stock incentive plan for the issuance of up to 442,750 shares of common stock. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to seven years after the date of grant. Such options generally become exercisable over a three year period. A total of 125,573 shares of common stock are reserved for additional grants of options under the plan at December 31, 2010.

Under the plan, the Company charged compensation cost of $29,417 and $23,650 against income in 2010 and 2009, respectively.

As of December 31, 2010, there was approximately $36,000 of unrecognized compensation cost related to unvested share-based compensation awards granted which is expected to be recognized over the next three years.

Proceeds from the exercise of stock options were $37,740 for 2010. There were no options exercised in 2009.

The fair value of options granted during 2010 and 2009 were estimated using the Black-Scholes option pricing model with the following assumptions:

	2010	2009
Dividend yield	0%	0%
Expected volatility	45.2%	47.2%
Expected life of option	Five Years	Five Years
Risk-free interest rate	2.5%	2.0%
Fair value of each option on grant date	$3.08	$2.10

There were 4,000 options and 21,750 options granted during 2010 and 2009, respectively.

FASB ASC 718, Compensation – Stock Compensation specifies that initial accruals be based on the estimated number of instruments for which the requisite service is expected to be rendered. Therefore, the Company is required to incorporate a preexisting forfeiture rate based on the historical forfeiture expense and prospective actuarial analysis, estimated at 2%.

A summary of the status of the Company's stock option plan as of December 31, 2010 and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	45,500	$ 5.91		
Granted	4,000	7.39		
Exercised	(8,500)	4.44		
Expired and forfeited	(500)	5.00		
Outstanding at December 31, 2010	40,500	$ 6.38	2.65	$ 38,386
Vested or expected to vest at December 31, 2010	40,500	$ 6.38	2.65	$ 38,386
Exercisable at December 31, 2010	19,583	$ 6.95	1.88	$ 11,593

The weighted-average grant date fair value of options granted was $3.08 and $2.10 for the years ended December 31, 2010 and 2009, respectively. The total intrinsic value of options exercised was $24,945 for the year ended December 31, 2010. There were no options exercised in 2009.

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2010	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2010	Weighted- Average Exercise Price
$5.00 -$5.99	19,000	3.31	$ 5.00	5,500	$ 5.00
$6.00 -$6.99	5,250	2.58	$ 6.71	3,500	$ 6.71
$7.00 - $8.99	16,250	1.90	$ 7.89	10,583	$ 8.05
	40,500	2.65	$ 6.38	19,583	$ 6.95

7. Concentration Of Credit Risk

The Company maintains its cash balances primarily at one financial institution in a partially insured checking account that does not provide for interest. Instead, the account earns credits which offset banking fees.

Accounts receivable are financial instruments that also expose the Company to concentration of credit risk. The large number of customers comprising the Company's customer base and their dispersion across different geographic areas limits such exposure. In addition, the Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses.

8. Line Of Credit

The Company has a $1,250,000 bank line of credit that provides for working capital financing. This line of credit is subject to annual renewal on each October 31, is collateralized by trade receivables and inventories, and bears interest at 2.5 percentage points over 30-day LIBOR. There were no outstanding borrowings under this line of credit at December 31, 2010 and 2009. There are no financial covenants related to the line of credit.

Common Stock

IKONICS Corporation common stock is traded on the Nasdaq Capital Market under the symbol IKNX. For investment and stock information contact:

JON GERLACH
Chief Financial Officer

IKONICS Corporation
4832 Grand Avenue, Duluth, MN 55807
Phone: (218) 628-2217
email: jgerlach@ikonics.com

Transfer Agent

WELLS FARGO SHAREOWNER SERVICES
PO Box 64854
St. Paul, MN 55164-0854

Shareholders with questions on stock holdings, transfer requirements and address changes contact Wells Fargo Bank at: (651) 306-2955

Auditor

MCGLADREY & PULLEN LLP
700 Missabe Building
Duluth, Mn 55802
(218) 727-5025

Counsel

HANFT FRIDE
1000 U.S. Bank Place
130 W. Superior Street
Duluth, Mn 55802
(218) 722-4766

Additional Financial Information

Stockholders of record automatically receive quarterly earnings information, and street name holders may do so upon written request. For a copy of the Form 10-K, as filed with the Securities and Exchange Commission, and other financial information available at no charge to stockholders, please contact:

JON GERLACH
Chief Financial Officer

IKONICS Corporation
4832 Grand Avenue, Duluth, MN 55807
Phone: (218) 628-2217
email: jgerlach@ikonics.com

Annual Meeting

The Company's annual meeting will be held:

April 28, 2011 1:00 p.m.

Kitchi Gammi Club
831 E. Superior Street
Duluth, Minnesota 55802

Board of Directors

DAVID O. HARRIS	President David O. Harris, Inc. Minneapolis, MN **Director Since 1965**
RONDI C. ERICKSON	Co-Owner Nokomis Restaurant Duluth, MN **Director Since 2000**
LOCKWOOD CARLSON	President Carlson Consulting Group Minneapolis, MN **Director Since 2009**
CHARLES H. ANDRESEN	Attorney Andresen & Butterworth P.A. Duluth, MN **Director Since 1979**
H. LEIGH SEVERANCE	President Severance Capital Management Denver, CO **Director Since 2000**
GERALD W. SIMONSON	President Omnetics Connector Corporation Minneapolis, MN **Director Since 1978**
WILLIAM C. ULLAND	Chairman, President & CEO IKONICS Corporation Duluth, MN **Director Since 1972**

Corporate Officers

WILLIAM C. ULLAND	**Chairman, President & CEO**
CLAUDE PIGUET	**Executive Vice President**
JON GERLACH	**Vice President, Finance, CFO**
PARNELL THILL	**Vice President, Marketing**
ROBERT D. BANKS	**Vice President, International**


IKONICS®
Corporation





Net Sales 2006 - 2010
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2006
2007
2008
2009
2010



Net Income (Loss) 2006 - 2010
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
- $200,000
- $400,000
2006
2007
2008
2009
2010

IKONICS Five-Year History	2006	2007	2008	2009	2010
Net Sales	$14,888,912	$15,824,725	$15,854,484	$15,121,617	$16,517,338
Pretax Income (Loss)	$1,589,765	$1,635,775	$1,085,134	$(11,360)	$1,553,920
Net Income (Loss)	$1,123,765	$1,169,775	$814,134	$(307,360)	$1,113,920
Net Cash Provided by Operations	$1,075,722	$1,697,695	$1,125,668	$1,374,114	$1,601,369
Return on Sales	7.5%	7.4%	5.1%	(2.0%)	6.7%
Return on Assets	10.5%	9.8%	6.5%	(2.6%)	8.5%
Return on Avg. Stockholders' Equity	12.3%	11.2%	7.2%	(2.7%)	9.6%
Debt to Equity	8.9%	8.5%	9.2%	8.8%	7.8%
Diluted EPS	$0.55	$0.57	$0.40	$(0.16)	$0.56
Stock price: High	$10.47	$10.45	$10.50	$8.29	$8.00
Low	$6.26	$7.22	$5.25	$4.00	$6.30
Close	$7.53	$9.28	$5.74	$6.30	$7.25
Weighted Average Common Shares Outstanding - Diluted	2,027,916	2,063,380	2,053,733	1,973,739	1,973,447
Total Assets	$10,743,461	$11,982,417	$12,486,429	$11,997,272	$13,141,931
Total Liabilities	$879,362	$936,703	$1,052,789	$971,186	$948,984
Total Stockholders' Equity	$9,864,099	$11,045,714	$11,433,640	$11,026,086	$12,192,947
Capital Spending	$273,548	$609,772	$4,472,681	$90,313	$189,150



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